UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Annual Shareholder Meeting

On November 7, 2024, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2024 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on a few proposals, each of which is listed below and was described in more detail in our notice and proxy statement for the Meeting, which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 1, 2024, as updated by the supplement to the proxy statement included in the Form 6-K that we furnished to the SEC on October 18, 2024. Those descriptions are incorporated by reference herein.

Based on the presence in person or by proxy of 36,595,852 (or 51.3%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Meeting, constituting a requisite quorum, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the below majorities of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”) (as provided by the Companies Law, abstentions are not counted in determining whether a majority is in favor of a proposal, and are therefore excluded from the percentages shown below):

(1) Re-election of each of Messrs. S. Scott Crump, Aris Kekedjian, John H. McEleney, Dov Ofer, David Reis, and Yair Seroussi, and Ms. Adina Shorr, and initial election of Mr. Yoav Zeif (the Company’s Chief Executive Officer), collectively constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal;

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
S. Scott Crump	21,062,464 (78.5%)	5,776,062 (21.5%)	9,757,326
Aris Kekedjian	21,761,481 (81.3%)	5,014,984 (18.7%)	9,819,387
John H. McEleney	20,958,241 (78.2%)	5,838,448 (21.8%)	9,799,163
Dov Ofer	20,897,712 (77.9%)	5,925,166 (22.1%)	9,772,974
David Reis	19,934,989 (74.3%)	6,890,026 (25.7%)	9,770,837
Yair Seroussi	19,998,305 (74.6%)	6,817,017 (25.4%)	9,780,530
Adina Shorr	21,720,613 (81.0%)	5,087,840 (19.0%)	9,787,399
Yoav Zeif	20,845,738 (77.8%)	5,949,587 (22.2%)	9,800,527

(2) Renewal of the Company’s Compensation Policy for Executive Officers and Directors for a three-year period, as required under the Companies Law;

Votes in Favor	Votes Against	Abstentions
25,439,889 (69.7%)	11,082,375 (30.3%)	73,588

Under the Companies Law, the approval of Proposal 2 furthermore required the satisfaction of one of the following additional voting conditions as part of the approval by an ordinary majority of shares present and voting thereon:

•the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the proposal that is voted at the Meeting, excluding abstentions; or

•the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in our company.

The results of the vote among the non-controlling, non-conflicted shareholders were as follows:

Votes in Favor	Votes Against	Abstentions
25,221,614 (69.5%)	11,082,339 (30.5%)	73,588

(3) Approval of a clarification to the definition of Change of Control under the employment agreement of the Company’s Chief Executive Officer, Yoav Zeif, that will align the “double trigger” for severance benefits under that agreement with that of the Company’s other senior executives;

Votes in Favor	Votes Against	Abstentions
23,747,319 (65.1%)	12,756,974 (34.9%)	91,559

Under the Companies Law, the approval of this proposal furthermore required the satisfaction of one of the following additional voting conditions as part of the approval by an ordinary majority of shares present and voting thereon:

•the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the proposal that is voted at the Meeting, excluding abstentions; or

•the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in our company.

The results of the vote among the non-controlling, non-conflicted shareholders were as follows:

Votes in Favor	Votes Against	Abstentions
23,747,319 (65.1%)	12,756,974 (34.9%)	91,559

(4) Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2024 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors (upon recommendation of the audit committee of the Board) to fix their remuneration.

Votes in Favor	Votes Against	Abstentions
36,287,747 (99.3%)	265,799 (0.7%)	42,306

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249, and 333-277836, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023 and March 12, 2024, respectively, and Form F-3, SEC file number 333-251938, filed by the Company with the SEC on January 7, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: November 7, 2024	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer